Exhibit 9.01
AMERICAN STATES WATER COMPANY
THREE YEAR DIVIDEND EQUIVALENT RIGHT CERTIFICATE
     American States Water Company, a California corporation (“we” or the “Company”), has granted to you, the award recipient identified below, dividend equivalent rights on the terms and conditions set forth in the attached Statement of Terms and Conditions with respect to the stock option identified below (the “Corresponding Option”).

Award Recipient

Date of Grant of this Award

Corresponding Option Information —

Date of Grant

Number of Shares	*

     Your acceptance of this Certificate constitutes your acknowledgement of and agreement to be bound by the terms and conditions set forth herein and in the attached Statement of Terms and Conditions. The Statement of Terms and Conditions is incorporated herein by this reference. You are not required to accept this award. If you choose not to accept this award or if you do not agree to the terms and conditions of this award, you should, no later than ten business days after the date of grant of this award set forth above, notify the Company’s Chief Financial Officer at 630 East Foothill Boulevard, San Dimas, California 91773 (telephone number 909-394-3600) that you do not accept this award and return this Certificate to the Chief Financial Officer at that address. This award is granted as a matter of a separate incentive and is not in lieu of salary or any other compensation for services.
     IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute this Dividend Equivalent Right Certificate as of the date of grant of this award first set forth above.
     AMERICAN STATES WATER COMPANY, a California corporation

By

Print Name	Floyd E. Wicks

Its	President and Chief Executive Officer

*	Subject to adjustment for stock splits and similar events in accordance with the applicable award agreement and option plan.

AMERICAN STATES WATER COMPANY
THREE YEAR DIVIDEND EQUIVALENT RIGHT CERTIFICATE
STATEMENT OF TERMS AND CONDITIONS

1.	Crediting of Dividend Equivalents. We will maintain a bookkeeping account in your name (your “Account”). As of each date (after the date of grant of this award and in respect of applicable record dates occurring prior to the third anniversary of such grant date, unless your employment by us or one of our subsidiaries is terminated for cause as defined in the 2004 Stock Incentive Plan) that we pay a cash dividend or make a cash distribution on our common stock, we will credit your Account with a cash amount equal to the cash dividends or cash distribution that would be payable on that date on a number of shares of our common stock equal to the number of shares that were subject to the portion of your Corresponding Option that was outstanding and unexercised at the start of business on the corresponding record date for the dividend payment or other distribution. The cash amount so credited to your account is referred to as a “dividend equivalent.” No interest or other earnings will be credited with respect to your Account. No dividend equivalents will be credited: (1) with respect to any portion of the Corresponding Option that has been exercised, expired, or otherwise terminated; (2) if your employment by us or one of our subsidiaries terminates for cause as defined in the 2004 Stock Incentive Plan; (3) to the extent that such dividend equivalent would duplicate benefits conferred or preserved under the Corresponding Option by an adjustment in the number of shares or exercise price thereof or the property subject thereto made pursuant to the adjustment provisions set forth in the applicable option agreement or option plan; (4) with respect to any non-cash dividends or distributions on our common stock, or (5) in respect of dividend or distribution record dates occurring after the third anniversary of the date of grant of this award.
2.	Payment. The dividend equivalents credited to your Account with respect to a share subject to the Corresponding Option will become payable (in an equal amount of cash) on the date that the cash dividend or distribution is paid on the class of shares corresponding to such share. We will reduce your Account by the amount of dividend equivalents that are paid. You may not elect any accelerated payments or other payment dates. No interest or other charge will accrue on amounts payable.

Notwithstanding the foregoing, if we determine in good faith that there is a reasonable likelihood that any benefits paid to you for a taxable year would not be deductible by us or one of our affiliates solely by reason of the limitation under Section 162(m) of the Internal Revenue Code of 1986, as amended, then to the extent reasonably deemed necessary by us to ensure that the entire amount of any payment to you pursuant to this agreement is deductible, we may defer all or any portion of a payment under this agreement. The amounts so deferred shall be paid (without interest) at the earliest possible date, as determined by us in good faith, on which the deductibility of compensation paid or payable to you for the taxable year in which the payment is made will not be limited by Section 162(m).
3.	No Employment/Service Commitment. Nothing contained in this agreement constitutes an employment or service commitment by us or our affiliates, affects your status, if you are an employee, as an employee at will who is subject to termination without cause (subject to any express written employment agreement, other than this agreement, to the contrary), confers upon you any right to remain employed by or in service to us or our affiliates, interferes in any way with any right that we or our affiliates may have at any time to terminate your employment or service, or affects our right and our affiliates rights to increase or decrease your other compensation.
4.	Procedure for Exercise. You should not have to take any affirmative steps to exercise this award – your dividend equivalents should be paid to you as described above in Section 2. However, if you believe that you have not received a payment to which you are entitled, you should promptly contact the Company’s Chief Financial Officer’s office at 630 East Foothill Boulevard, San Dimas, California 91773 (telephone number 909-394-3600).
5.	Tax Withholding. You will be solely responsible for all income and employment taxes arising in connection with this agreement and the payment of benefits hereunder. We may satisfy any state or federal employment tax or income tax withholding obligation arising from the crediting of dividend equivalents and/or the payment of cash in respect of this agreement by deducting such amount(s) from any amount of compensation otherwise payable to you by us or any of our affiliates, by deducting such amount from your Account, and/or by deducting such amount(s) from any amount otherwise payable to you pursuant to this agreement.

6.	Non-Transferability and Other Restrictions. Your dividend equivalents and other benefits under this agreement are not assignable or transferable and any purported transfer, assignment, pledge or other encumbrance or attachment of any payments or benefits under this agreement, or any interest therein will not be permitted or recognized. Notwithstanding the foregoing, your benefits may be assigned, in full or in part, pursuant to a domestic relations order of a court of competent jurisdiction or, following your death, paid as described in Section 7.
7.	Payments in the Event of Your Death or Incapacity. In the event of your death, any dividend equivalents that may become payable under this agreement upon or after your death will be paid to the duly appointed and currently acting personal representative of your estate. In any case where there is no such personal representative of your estate duly appointed and acting in that capacity within 90 days after your death (or such extended period as we may determine to be reasonably necessary to allow such personal representative to be appointed, but not to exceed 180 days after your death), then we will make payment to any person or persons who can verify by affidavit or court order to our satisfaction that they are legally entitled to receive the benefits specified hereunder. In the event any amount is payable under this agreement to a minor, payment will not be made to the minor, but instead be paid (a) to that person’s living parent(s) to act as custodian, (b) if that person’s parents are then divorced, and one parent is the sole custodial parent, to such custodial parent, or (c) if no parent of that person is then living, to a custodian selected by us to hold the funds for the minor under the Uniform Transfers or Gifts to Minors Act in effect in the jurisdiction in which the minor resides. If no parent is living and we decide not to select another custodian to hold the funds for the minor, then payment will be made to the duly appointed and currently acting guardian of the estate for the minor or, if no guardian of the estate for the minor is duly appointed and currently acting within 60 days after the date the amount becomes payable, payment will be deposited with the court having jurisdiction over the estate of the minor. In the event that any amount becomes payable to a person who, in our sole judgment, is considered by reason of physical or mental condition to be unable to give a valid receipt therefore, we may make such payment to any person found by us, in our sole judgment, to have assumed the care of such person. Any payment made pursuant to such determination shall constitute a full release and discharge of our obligations under this agreement with respect to the corresponding dividend equivalents.
8.	Adjustments. We reserve the right to make adjustments to this award and the dividend equivalents credited or to be credited to your Account, in the event of any change in the outstanding shares of our common stock by reason of a stock dividend or split, recapitalization, merger, consolidation, combination, exchange of shares, or other similar corporate change.
9.	Compliance With Law; Governing Law. This agreement and/or the payment of money under this agreement are subject to compliance with all applicable federal and state laws, rules and regulations. This agreement shall be construed, governed and administered in accordance with the laws of the State of California. If any provisions of this instrument shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof shall continue to be fully effective.
10.	Limited Rights. Your Account will be a memorandum account on our books. Your dividend equivalents credited to your Account will not be treated as property or as a trust fund of any kind. You have no rights as a Company shareholder with respect to this award. Your rights with respect to this award are merely those of a general unsecured creditor of the Company to receive payment as described herein subject to the terms and conditions set forth herein. You and your heirs, successors, and assigns have no legal or equitable rights, claims, or interest in any specific property or assets of the Company or any of our affiliates. No assets of the Company or any of our affiliates will be held under any trust or held in any way as collateral security for the fulfilling our obligations under this agreement.